UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date July 3, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement
Resolutions passed by the board of directors of the Company on 29th June, 2007

The Company hereby announces certain resolutions passed by the board of directors of the Company on 29th June, 2007.

As announced by the Company on the clarification announcement dated 30th May, 2007, there is a material event, that is, the introduction of strategic investors by the Company, which is pending disclosure, and the Company is in preparation of such information for disclosure, and trading in the H shares of the Company has been suspended since 22nd May, 2007. Trading in the H shares will remain suspended until the publication of a further announcement which is price-sensitive in nature.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

Pursuant to the 董事會議事規則和議事程序 (Rules of Procedures for the Board of Directors) of the Company and as convened by Mr. Li Fenghua, director of the Company (the “Director”), the first meeting of the fifth session of the board of Directors (the “Board Meeting”) was held 29th June, 2007 at the Banquet Room, 1/F, Hongqiao International Airport Hotel, Shanghai.

Mr. Li Fenghua, Mr. Li Jun, and Mr. Luo Zhuping, as Directors, and Mr. Hu Honggao, Mr. Wu Baiwang, Mr. Zhou Ruijin and Mr. Xie Rong, as independent non-executive Directors, attended the meeting. Mr. Luo Chaogeng and Mr. Cao Jianxiong, as Directors of the Company, did not attend the meeting for some reasons. Mr. Peter Lok, being independent non-executive Director, had authorized Mr. Zhou Ruijin, independent non-executive director, to vote on his behalf.

The Directors presence at the meeting confirmed they had received the notice of this Board Meeting. All supervisors of the supervisory committee of the Company, Mr. Li Yangmin and Mr. Fan Ru, the Vice Presidents of the Company, and officers taking charge of the relevant departments of the Company also attended the meeting. The quorum presence at the meeting, including those present by proxy, complied with the relevant requirements under the Company Law of the People’s Republic of China and the articles of association of the Company, and the meeting was legally and validly held.

The meeting was chaired by Mr. Li Fenghua, Director. The following resolutions were considered and unanimously passed by the Directors presence at the meeting and resolved that:

1.	election of Mr. Li Fenghua as the Chairman of the fifth session of the board of Directors, and Mr. Li Jun as the Vice Chairman of the fifth session of the board of Directors.

2.
appointment of Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Ruijin as the members of the audit committee of the Company (the “Audit Committee”) of the fifth session of the board of Directors, and Mr. Xie Rong as the Chairman of the Audit Committee. The board of Directors considered that Mr. Xie Rong complied with the qualification requirements of “Financial Expert of the Audit Committee” under the relevant rules of listing place of the Company.

3.
appointment of Mr. Wu Baiwang, Mr. Luo Chaogeng and Mr. Luo Zhuping as the members of the planning and development committee of the Company (the “Planning and Development Committee”) of the fifth session of the board of Directors, and Mr. Wu Baiwang as the Chairman of the Planning and Development Committee.

4.
appointment of Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang as the remuneration and assessment committee of the Company (the “Remuneration and Assessment Committee”) of the fifth session of the Board, and Mr. Zhou Ruijin as the Chairman of the Remuneration and Assessment Committee.

5.	engagement of Mr. Cao Jianxiong as the President of the Company based on the nomination by Mr. Li Fenghua, the Chairman of the Company.

6.
engagement of Mr. Zhang Jianzhong, Mr. Li Yangmin and Mr. Fan Ru as Vice Presidents of the Company, and Mr. Luo Weide as the Chief Financial Officer of the Company, based on the nomination by Mr. Cao Jianxiong, the President of the Company.

7.	engagement of Mr. Luo Zhuping as the secretary of the board of Directors based on the nomination by Mr. Li Fenghua, the Chairman of the Company.

8.
considered and approved 公司治理自查報告和改計劃 (the Corporate Governance Self-assessment and Rectification Plan), and agree to submit Corporate Governance Self-assessment and Rectification Plan and its annex, “加強上市公司治理專項活動”自查問答 (Questions and Answers for the Self-assessment of the “Special Activities of Strengthening the Governance of Listed Companies”), to Shanghai Securities Supervision Bureau and Shanghai Stock Exchange, and announced at the websites of the Shanghai Stock Exchange (www.sse.com.cn) and the Company (www.ce-air.com).

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

Please refer to the announcement of the Company published on 21st May, 2007 for the biographical details of the relevant persons mentioned above.

As announced by the Company on the clarification announcement dated 30th May, 2007, there is a material event, that is, the introduction of strategic investors by the Company, which is pending disclosure, and the Company is in preparation of such information for disclosure, and trading in the H shares of the Company has been suspended since 22nd May, 2007. Trading in the H shares will remain suspended until the publication of a further announcement which is price-sensitive in nature.

The Company’s directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
29th June, 2007